SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

PETRÓLEO BRASILEIRO S.A. - PETROBRAS (“Petrobras”), PETROBRAS QU¥MICA S.A. – PETROQUISA (“Petroquisa”), ODEBRECHT S.A. (“Odebrecht”), NORDESTE QU¥MICA S.A. (“Norquisa”), and BRASKEM S.A. (“Braskem”), pursuant to the provisions of CVM Instruction # 358/02, hereby announce to their shareholders and to the market that:

Petrobras, Odebrecht, and Braskem believe consolidating the petrochemical sector in companies that have competitive capacity to actively participate in the global market is fundamentally important for the Brazilian economy’s growth.

In line with this vision, after the approval of the respective boards of directors, an Investment Agreement (“Investment Agreement”) was signed today among Braskem, Odebrecht, Petrobras, Petroquisa, and Norquisa, through which the parties agreed to integrate (the “Integration”), at Braskem, petrochemical assets owned by Petrobras and by Petroquisa (“Petrochemical Assets”), as described below.

The Integration is in line with the objective of boosting the capacity of the entire Brazilian petrochemical and plastic productive chain, allowing for gains in scale and synergies, for more investment capacity in research and development, and for the strengthening of the plastics industry. As a result, Braskem takes a determinant step towards consolidating the Brazilian petrochemical sector and expedites its strategic project of being among the world’s top ten petrochemical industries.

The operation is part of Petrobras’ strategy to reorganize and reinforce the petrochemical sector, a process that was kicked-off with the acquisition of the Ipiranga Group. With this operation, Petrobras restructures its investment portfolio in Brazilian petrochemicals, in tune with the goals set forth by its Strategic Plan, and becomes a relevant minority partner in Braskem, with more participation in both the decision-making and management processes.

With the Integration, Petrobras and Petroquisa’s joint participation in Braskem’s voting shares will surge to 30%, up from 8.1%, while in its total capital will increase from 6.8% to 25%.

PETROCHEMICAL ASSETS TO BE INTEGRATED AT BRASKEM

The Petrochemical Assets Petrobras and Petroquisa will integrate at Braskem are:

(i)	37.30% of the voting shares and total capital of Copesul – Companhia Petroquímica do Sul (“Copesul”);

(ii)	40% of the voting shares and total capital of Ipiranga Petroquímica S.A. (“IPQ”);

(iii)	40% of the voting shares and total capital of Ipiranga Química S.A. (“IQ”);

(iv)	100% of the voting shares and total capital of Petroquímica Triunfo S.A. (“Triunfo”). Petrobras and Petroquisa will have the option to integrate up to 100% of Triunfo’s voting shares and total capital at Braskem. In the event such integration does not occur, Petrobras and Petroquisa may integrate a cash flow equivalent to this asset’s economic value; and

(v)	40% of the voting shares and total capital of Petroquímica Paulínia S.A. (“PPSA”).

Copesul is the raw material central for the Triunfo Petrochemical Pole, in Rio Grande do Sul. Braskem already holds, directly and indirectly, 62.70% of Copesul’s total capital.

IPQ is a second generation petrochemical company located in the Triunfo Petrochemical Pole, in Rio Grande do Sul, that produces thermoplastic resins. Braskem already holds, directly and indirectly, 60% of IPQ’s total capital.

IQ is a company that distributes and markets chemical and petrochemical products and is located in the State of São Paulo. Braskem already holds, directly and indirectly, 60% of IQ’s total capital.

Triunfo is a second generation petrochemical company located in the Triunfo Petrochemical Pole, in Rio Grande do Sul, that produces thermoplastic resins. Petrobras holds, via Petroquisa, 85% of Triunfo’s total capital.

PPSA is a Braskem and Petroquisa joint venture aimed at deploying a polypropylene unit in the city of Paulínia, São Paulo, with capacity to produce up to 350 kt/year and expected to go online in beginning of the second quarter of 2008. Braskem already holds 60% of PPSA’s voting shares and total capital.

The Petrochemical Assets were evaluated based on the discounted cash flow criterion, without control premium.

PARTNERSHIP MODELING FOR PETROCHEMICAL ASSET INTEGRATION

The Petrochemical Asset Integration will take place via Braskem’s incorporation of Copesul, IPQ, IQ, Triunfo, and PPSA shares. The shares issued by each of these Petrochemical Assets and held by Petroquisa and Petrobras will be substituted for Braskem-issued class “A” ordinary and preferred shares.

Braskem will hold 100% of these companies’ voting shares and total capital, except as provided for in item (iv), above.

The Integration operation implementation will take place via General Meetings held at Braskem, IQ, IPQ, Copesul, PPSA, and Triunfo, summoned specifically for this purpose no later than 6 (six) months as of this date.

After the Integration is approved, as described above, Braskem’s joint stock will be increased with the issuing of 103,435,139 new shares, 46,903,320 of which class “A” ordinary shares and 56,531,819 class “A” preferred shares; the new division will be 552,867,750 shares, of which 196,714,190 class “A” ordinary shares and 355,350,494 class “A” preferred shares, in addition to 803,066 class “B” preferred shares.

Pursuant to art. 252, §3, of Law # 6.404/76, the remaining Braskem shareholders will not have the right to preference in the issuing of the new shares.

With the Petrochemical Assets Integration implementation, Braskem’s shareholding, considering the integration of 100% of the value of Triunfo’s shares and excluding the shares in treasury, will be:

Shareholder	Voting shareholding %	Preferred capital %	Total capital %
Odebrecht/Norquisa	60.3	23.8	37.2
Petrobras/Petroquisa	30.0	22.1	25.0
Others	9.7	54.1	37.8
Total	100.0	100.0	100.0

Pursuant to art. 252, §3, Law # 6.404/76, Braskem and Triunfo shareholders who disagree with the deliberation of the General Meeting that approves Braskem’s incorporation of Copesul, IPQ, IQ, Triunfo, and PPSA shares may exercise their right to withdraw, in compliance with the provisions of art. 137, II, Law # 6.404/76, via the reimbursement of the value of their shares, under the terms of Law # 6.404/76.

The right to withdraw the paragraph above refers to may only be exercised by Braskem shareholders who hold Braskem-issued class “B” ordinary and preferred shares, since, under the terms of art. 137, II, Law # 6.404/76, shareholders who have cash or class shares with market liquidity and dispersion will not have the right to withdraw. Therefore, shareholders who own Braskem class “A” preferred shares that are in circulation will not have the right to withdraw since such shares are part of a representative security portfolio index in Brazil, have 61.1% free float, and are, thus, assets that count on liquidity and dispersion.

BRASKEM SHAREHOLDER AGREEMENT

Petrobras, Petroquisa, Odebrecht, and Norquisa, with Braskem’s intervenience, have already agreed to the terms to sign the new Braskem shareholder agreement (“Shareholder Agreement”), which will be based not only on the shareholders’ commitment to high levels of corporate governance, but, also, on adding value for all Braskem shareholders. The Shareholder Agreement will be signed simultaneously with the Petrochemical Asset Integration this relevant fact deals with.

GENERAL INFORMATION

Pursuant to the terms of Triunfo’s Shareholder Agreement, signed between Petroquisa and Petroplastic S.A., the later will be granted a 60 (sixty) day term, beginning on the Integration date, to exercise its right to preference for the shares issued by Triunfo and belonging to Petroquisa which must be transferred to Braskem.

The operation this relevant fact describes will be informed to the Administrative Council for Economic Defense (CADE), and communicated to the São Paulo Stock Exchange (Bovespa), to the Brazilian Securities Exchange Commission (CVM), to the U.S. Securities and Exchange Commission (SEC), the New York Stock Exchange (NYSE), the Madrid Stock Exchange Latin American Values Market (Latibex), and to the Buenos Aires National Securities Commission (CNV) and Stock Exchange.

Braskem, Petrobras, Odebrecht, Petroquisa, and Norquisa will keep their shareholders and the general market abreast of the actual date the Integration will be carried out on, making, when the respective general meetings are summoned, under the terms of the applicable legislation, all pertinent documentation available, including the assessment reports and share incorporation protocols and justifications.

São Paulo, November 30 2007

     Carlos José Fadigas de Souza Filho
Financial and Investor Relations Director
Braskem S.A.

     Almir Guilherme Barbassa
Financial and Investor Relations Director
Petróleo Brasileiro S.A. - Petrobras

     Jose Lima de Andrade Neto
President
Petrobras Química S.A. - Petroquisa

Pedro Augusto Ribeiro Novis
Chief Executive Officer
Odebrecht S.A.

     Ruy Lemos Sampaio
Director
Nordeste Química S.A. - Norquisa.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.